Exhibit 99.2



CPG INTERNATIONAL
Building Products. Better.

2010 First Quarter Earnings Call



May 12, 2010



Safe Harbor Statement and Use of Non-GAAP and Pro Forma Information

CPG INTERNATIONAL
Building Products. Better.

FORWARD LOOKING STATEMENTS

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made in this presentation that relate to future events or the Company's expectations, guidance, projections, estimates, intentions, goals, targets and strategies are forward-looking statements. You are cautioned that all forward-looking statements are based upon current expectations and estimates and the Company assumes no obligation to update this information. Because actual results may differ materially from those expressed or implied by the forward-looking statements, the Company cautions you not to place undue reliance on these statements. For a detailed discussion of the important factors that affect the Company and that could cause actual results to differ from those expressed or implied by the Company's forward-looking statements, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in the Company's current and future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

ADJUSTED EBITDA STATEMENT

We refer to the term "Adjusted EBITDA" in various places throughout this presentation. Adjusted EBITDA, or earnings (adjusted as described below) before interest, taxes, depreciation and amortization calculated on a pro forma basis as provided herein, is a material component of the significant covenants contained in our credit agreements and the indenture governing the notes and accordingly, is important to the Company's liquidity and ability to borrow under its debt instruments. Adjusted EBITDA is calculated similarly under both the credit agreements and the indenture by adding consolidated net income, income taxes, interest expense, depreciation and amortization and other non-cash expenses, income or loss attributable to discontinued operations, amounts payable pursuant to the management agreement with AEA Investors and the impairment charge for goodwill and other intangibles. In addition, consolidated net income is adjusted to exclude certain items, including certain nonrecurring or unusual charges. Please see the Company's December 31, 2009 10-K, which contains a detailed description of our covenants and a thorough description of our use of Adjusted EBITDA, and the use of Adjusted EBITDA in connection with certain calculations under the covenants, under our credit agreements and indenture.

While the determination of appropriate adjustments in the calculation of Adjusted EBITDA is subject to interpretation under our debt agreements, management believes the adjustments are in accordance with the covenants in our credit agreements and indenture, as discussed above. Adjusted EBITDA should not be considered in isolation or construed as an alternative to our net income or other measures as determined in accordance with GAAP. In addition, other companies in our industry or across different industries may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure. In future SEC filings, we may be required to change our presentation of Adjusted EBITDA in order to comply with the SEC's rules regarding the use of non-GAAP financial measures. In addition, you are cautioned not to place undue reliance on Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to net income, please see the Appendix to this presentation.



About CPG International

Headquartered in Scranton, Pennsylvania, CPG International is a leading supplier of premium, low-maintenance building products designed to replace wood, metal and other materials in the residential, commercial and industrial markets. With a focus on manufacturing excellence, proprietary technologies and quality, CPG has introduced products through distribution networks to sizable markets increasingly converting to low maintenance materials. The Company has developed and acquired a number of branded products including AZEK® Trim, AZEK® Deck, AZEK® Moulding, AZEK® Rail, AZEK® Porch, Comtec and Hiny Hiders® bathroom partition systems, and TuffTec™ locker systems. For additional information on CPG please visit our web site at http:// www.cpgint.com.

Please note:

To access the conference call, please dial (866) 863-6818, and use conference ID code 65855986. An encore presentation will be available for one week after the completion of the call. In order to access the encore presentation, please dial (800) 642-1687 or (706) 645-9291, and use the conference ID code 65855986.



2010 First Quarter Financial Highlights

- **Market Conditions:** Stabilizing residential and industrial construction markets
  Commercial markets continue to decline versus prior year

- **Revenue:** $94.7mm Q1 2010 vs. $81.4mm in Q1 2009, up 16.3%
  - AZEK Deck and Vycom growth offset decline in commercial market

- **Gross Margin:** 31.2% Q1 2010 vs. 34.4% in Q1 2009
  - Material cost increases versus 2009 impacting gross margin

- **SG&A:** $14.4mm Q1 2010 vs. $12.8mm in Q1 2009
  - Increased marketing resources and bad debt
  - Down 50bps as a percentage of sales versus prior year

- **Adjusted EBITDA:** $21.3mm modest growth versus last year;
  - 22.5% Adjusted EBITDA margin

- **Net Income/Loss:** $3.2mm net income in Q1 2010, compared to ($7.1)mm net loss in Q1 2009



Updated Segment Reporting























AZEK® Building Products

AZEK® Trim

AZEK® Moulding

AZEK® Deck

AZEK® Porch

AZEK® Rail

SCRANTON PRODUCTS™
Worry-Free Brands. Your Every Need.™

COMTEC INDUSTRIES

HINY HIDERS®
Santana Products

CAPITOL PARTITIONS INC.

TUFFTEC® LOCKERS

VYCOM

CELTEC

SANATEC

FLAMETEC

PLAYBOARD

SEABOARD

CORRTEC

CPG



Quarterly Revenue

Revenue
($ in millions)



YOY $13.3
or 16.3%



Volume & ASP
(lbs in millions)



YOY 8.2
or 14.2%





Quarterly Earnings

Adjusted EBITDA
($ in millions)

YOY $0.3 ↑
or 1.2%



Gross Margin and SG&A
(% of revenue)



Capital Expenditures



Quarter Cap Ex
($ in millions)

YOY $2.9 or 524.3%



Historical Cap Ex
($ in millions)



Working Capital Management



Inventory and Inv Days[1]
($ in millions)

YOY $2.6 or 8.3% ⬆



AR and AR Days[1]
($ in millions)

YOY $13.1 or 29.2% ⬆



Inv/AR/Prepaid less AP/Accrued
($ in millions)



Footnote:
(1)   Based on trailing three months annualized

Liquidity Position

Net Debt(1) & Net Debt/Adj. EBITDA(2)
($ in millions)



Liquidity(3)
($ in millions)



- Liquidity position at $63.6mm
- Trailing Twelve Month March 31, 2010 Adjusted EBITDA of $61.1mm

Footnotes:
(1)   Net debt defined as total debt and capital lease obligations less cash
(2)   Trailing twelve month adjusted EBITDA as defined in Credit Agreements
(3)   Liquidity defined as cash as of 3/31/10 plus availability under our revolver



2010 Adjusted EBITDA Guidance(1)



Low	**High**
← →	
$55mm	**$65mm**

Downside:

- Slow economic recovery
  - Residential repair & remodel activity
  - New home construction
  - Industrial markets
  - Commercial markets/tax revenue
- Resin prices escalate beyond expectations
- Increased competition

Upside:

- Higher than anticipated economic activity
- Increased market penetration for AZEK products
- Lower material costs
- Operational efficiencies

(1) In preparation of our Adjusted EBITDA, we used a basis similar to actual interest, depreciation, amortization and taxes reported in 2009.



APPENDIX



Net Income to Adjusted EBITDA Reconciliation

(Dollars in thousands)	Year Ended December 31, 2009		Add: Three Months Ended March 31, 2010		Less: Three Months Ended March 31, 2009		Twelve Months Ended March 31, 2010
Net (loss) income	$	(10,306)	$	3,191	$	(7,050)	$	(65)
Interest expense, net		31,347		7,471		8,179		30,639
Income tax (benefit) expense		(111)		3,998		(396)		4,283
Depreciation and amortization		21,604		5,509		5,328		21,785
EBITDA		42,534		20,169		6,061		56,642
Impairment of goodwill and long-lived assets		14,408		599		14,408		599
Lease termination fees		657		18		—		675
Relocation and hiring costs		474		49		44		479
Management fee and expenses		1,740		391		399		1,732
Severance costs		412		13		25		400
Non-cash compensation charge		97		14		31		80
Loss on disposal of fixed assets		525		11		—		536
Registration expenses related to Notes		26		13		53		(14)
Adjusted EBITDA	$	60,873	$	21,277	$	21,021	$	61,129



Quarterly Volume Information

(lbs in thousands)	Q1 2010	Q1 2009	% Change
AZEK Building Products	50,502	44,938	12.4%
Scranton Products	4,948	6,581	-24.8%
Vycom Industrial	10,973	6,662	64.7%
Total	66,423	58,181	14.2%



















CPG INTERNATIONAL
Building Products. Better.

CPG INTERNATIONAL
Building Products. Better.

AZEK® Building Products

SCRANTON PRODUCTS™
Worry-Free Brands. Your Every Need.™

VYCOM

AZEK® Trim

AZEK® Moulding

AZEK® Deck

AZEK® Porch

AZEK® Rail

COMTEC INDUSTRIES

HINY HIDERS® Santana Products

CAPITOL PARTITIONS INC.

TUFFTEC® LOCKERS

CELTEC

SANATEC

FLAMETEC

PLAYBOARD

SEABOARD

CORRTEC